Avino Silver & Gold Mines Ltd.
Suite 400-455 Granville Street, Vancouver, B.C., Canada, V6C 1T1
www.avino.com
ir@avino.com

February 28, 2005
TSX-V Trading symbol: ASM
U.S. symbol: ASGMF

NEWS RELEASE

Drilling Completed on the Olympic Property

Avino Silver & Gold Mines Ltd. (“the Company”) reports that the planned drill program on the Company’s Olympic Property (“the Property”) has been completed. The Property consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Property is owned 100% by the Company.

  The Property is easily accessible by the all weather, publicly maintained, Gray Rock logging road northeast from Goldbridge. Access on the Property is possible on a number of cat trails built by the Company and previous operators.

The Property covers rocks of the Pioneer Formation and Bridge River Terrane. These rocks are cut by northwest trending regional scale precious metals bearing structures sub-parallel to the Ferguson and Cadwallader Structures. The structures on the Property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. These mines are the largest past producers in the Canadian Cordillera (4.3 million ounces) and are presently being put back into production by Avino’s sister company, Bralorne Gold Mines Ltd. The structures on the Olympic Property are mineralized with gold and silver and have received considerable past work, including at least four adits.

A drilling program was carried out on the Property in January, 2005 to test the
Margarita Zone. Historic drilling on the Margarita Zone returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’) in hole OLY 88-4. The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

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Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets further to the south outlined by Sampson and Game in 1988 are planned for the spring and summer of 2005.

The Company is also planning a drill program on its Aumax property, located 26 kilometres by road southwest of Lillooet. This program is planned to commence May 20th, 2005.

This News Release has been reviewed and technical content approved by David St. Clair Dunn, P.Geo., a Qualified Person for the purposes of N.I. 43-101. Mr. Dunn supervised the diamond drilling program reported on.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.